                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 1997

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to ______________

                          COMMISSION FILE NUMBER 1-8598

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             A. H. BELO CORPORATION
                                P. O. BOX 655237
                            DALLAS, TEXAS 75265-5237

                              Financial Statements
                           and Supplemental Schedules

                             A. H. Belo Corporation
                      Employee Savings and Investment Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                                    CONTENTS

                                                                               Page
                                                                               ----
Report of Independent Auditors                                                  1



Financial Statements

    Statements of Net Assets Available for Plan Benefits                        2

    Statements of Changes in Net Assets Available for Plan Benefits             3

    Notes to Financial Statements                                               4


Supplemental Schedules

    Line 27a - Schedule of Assets Held for Investment Purposes

    Line 27d - Schedule of Reportable Transactions

    Line 27f - Schedule of Nonexempt Transactions

Report of Independent Auditors



The Benefits Administrative Committee
A. H. Belo Corporation
    Employee Savings and Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the A. H. Belo Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable and nonexempt transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 basic financial statements taken as a whole.


                                                  /S/ERNST & YOUNG LLP
Dallas, Texas
June 19, 1998

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1997 and 1996

                                                                     1997             1996
                                                                 ------------     ------------
Assets:

    Investments, at fair value (Note 3)                          $120,700,420     $ 73,745,211
    Participant loans receivable (Note 1)                           5,049,838        4,152,696
    Participant contributions receivable (Note 2)                     798,081          738,231
    Employer contributions receivable (Note 2)                        295,161          269,897
                                                                 ------------     ------------

      Total assets
                                                                  126,843,500       78,906,035


Liabilities:

    Distributions payable (Note 1)                                         --            1,862
                                                                 ------------     ------------


Net assets available for plan benefits                           $126,843,500     $ 78,904,173
                                                                 ============     ============


See accompanying notes.

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     Years ended December 31, 1997 and 1996

                                                                          1997               1996
                                                                     -------------      -------------
Participant contributions (Note 1)                                   $  18,433,636      $  11,146,248

Employer contributions (Note 1)                                          4,231,212          3,617,879

Transfer of assets from merged plan (Note 1)                               985,682             34,306

Investment income (Note 2):
    Net appreciation (depreciation) in fair value of investments        25,731,442           (126,033)
    Interest and dividends                                               4,720,032          5,648,651
                                                                     -------------      -------------

       Total investment income                                          30,451,474          5,522,618

Participant distributions                                               (6,162,677)        (3,440,477)
                                                                     -------------      -------------

Increase in net assets available for
    plan benefits                                                       47,939,327         16,880,574

Net assets available for plan benefits at
    beginning of year                                                   78,904,173         62,023,599
                                                                     -------------      -------------

Net assets available for plan benefits at
    end of year                                                      $ 126,843,500      $  78,904,173
                                                                     =============      =============


See accompanying notes.

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

1.   Description of the Plan

     The following description of the A. H. Belo Corporation Employee Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

     General

     The Plan, a defined contribution plan, was established effective October 1, 1989. The Plan covers all employees of A. H. Belo Corporation, The Dallas Morning News, Inc., WFAA TV, Inc., WVEC Television, Inc., DFW Suburban Newspaper, Inc., DFW Printing Company, Inc., Great Western Broadcasting Corporation, Bryan-College Station Eagle, Inc., Owensboro Messenger-Inquirer, Inc., KHOU-TV, Inc., KOTV, Inc., WWL-TV, Inc., Belo Management Services, Belo Productions, Inc., Belo Capital Bureau, Inc. (effective January 1, 1997), KMOV-TV, Inc. (effective June 2, 1997), and BHI Sub, Inc. (effective October 15, 1997) (collectively, the "Employer") who have attained age 21 and have completed one year of service or who participated in the Employer's Employee Stock Purchase Plan before October 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     During 1997, the Employer completed the acquisition of The Providence Journal Company (PJC), Henderson-Gleaner, Inc. and The Press-Enterprise Company. In connection with these acquisitions, effective January 1, 1998, the Journal Broadcasting 401(k) Plan, the Journal Qualified Compensation Deferral Plan, the Press-Enterprise Tax Deferred Savings Plan and the Gleaner and Journal Publishing Company 401(k) Retirement Plan, each of which is a qualified deferred contribution plan sponsored by a wholly-owned subsidiary of the Employer, were merged with and into the Plan, at which time the Plan was amended and restated to include the following employers:
     Henderson-Gleaner, Inc., The Press-Enterprise Company, The Providence Journal Company, Rhode Island Monthly Communications, Inc., King Broadcasting Company, King News Corporation, Belo Kentucky, Inc., KMSB-TV, Inc., WCNC-TV, Inc., and KASA-TV, Inc. The total fair value of the assets merged into the Plan subsequent to December 31, 1997 was approximately $106 million.

     Administration

     The Plan is administered by the Benefits Administrative Committee, which consists of members appointed by the Plan sponser.


     Income tax status

     The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the trust would be exempt from federal income taxes under provisions of Section 501(a) of the Code. The Plan obtained its latest favorable tax determination letter from the Internal Revenue Service ("IRS") dated November 28, 1995. Once qualified, the Plan is required to operate in conformity with the applicable qualification requirements. The Plan Administrative Committee is not aware of any events or occurrences that might adversely affect the qualified status of the Plan.

     Contributions

     Participants may elect to contribute a portion of their pretax compensation, as provided by the Plan and IRS regulations. Such contributions are withheld by the Employer from each participant's compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan's ten investment funds, with the exception of A. H. Belo Corporation Series B Common Stock.

     Effective January 1, 1997, the Employer makes a matching contribution of 55 percent of participant contributions, to the extent that participant contributions do not exceed 6 percent of compensation. The matching contribution for the year ended December 31, 1996 was 50 percent. The maximum pretax contribution is 15 percent of a participant's compensation. Participants are fully vested in Employer matching contributions at the time the contributions are credited to their accounts. For participants under 55 years of age, Employer contributions are made in shares of A. H. Belo Corporation Series B Common Stock. Prior to March 1, 1996, all Employer matching contributions were made in A. H. Belo Corporation Series A Common Stock. Participants age 55 or over may direct Employer matching contributions to any of the investment funds.

     As described above, A. H. Belo Corporation Series A Common Stock fund includes Employer-directed funds (Employer matching contributions made prior to March 1, 1996) and participant-directed funds (employee contributions), which are reflected in notes 5 and 6 as "Non-Participant Directed" and "Participant-Directed", respectively. A. H. Belo Corporation Series B Common Stock fund includes only Employer matching contributions made beginning March 1, 1996 and, as a result, is reflected in notes 5 and 6 as "Non-Participant Directed".

     Rollovers

     The Plan accepts rollovers from employees who have previously participated in a former employer's qualified plan. Rollovers of $7,196,838 and $839,105 in 1997 and 1996, respectively, are included with participant contributions in the statements of changes in net assets available for plan benefits.

     Participant accounts

     Each participant's account is credited with the participant's contributions, rollovers, Employer's matching contributions, and an allocation of each investment fund's investment income and securities gains and losses. Participants are fully vested in their participant accounts at all times.

     Distributions

     In accordance with the Plan document and as allowed under the Code, distribution of a participant's account is available upon the participant's retirement, death, disability, termination of employment, or attainment of age 59-1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

     Refunds of excess contributions are included in participant distributions in the statements of changes in net assets available for plan benefits. At December 31, 1997, there were no excess participant contributions, however, at December 31, 1996, distributions payable is comprised of employee contributions which exceeded the maximum contributions allowable under sections 402(g) and 415 of the Code.

     During 1997 and 1996, the Plan met the discrimination test requirements described in the Plan and required by Section 401(k) and Section 401(m) of the Code and no refunds were required.

     Loans

     Participants are able to borrow against their accounts. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant's account, or $50,000 reduced by the highest outstanding loan balance for the previous 12 month period. Interest charged on loans is intended to be commercially reasonable and is based on Texas Commerce Bank's quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant's current investment selection.

     Expenses

     All expenses incident to the administration of the Plan are charged to the participants' accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 1997 and 1996.

     Transfer of Plan assets

     Effective January 1, 1995, the participant accounts of DFW Suburban Newspapers, Inc. employees began accumulating in the then established A. H. Belo Corporation Employee Thrift Plan (the "Thrift Plan"). On January 31, 1997, the Plan accepted a transfer of $985,682, representing the fair market value of all participant accounts previously held in the Thrift Plan. Upon transfer, the Thrift Plan was merged into the Plan. During 1996, participant accounts valued at $34,306 were transferred from the Thrift Plan.

     Termination

     While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA, by action of the Board of Directors of A. H. Belo Corporation. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account.

2.   Summary of Significant Accounting Policies

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investments

     Investments in the Plan are valued at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Investments are maintained by the Trustees of the Plan (Fidelity Management Trust Company for all mutual funds sponsored by Fidelity Investments and U. S. Trust Company of California, N.A. ("U. S. Trust") for A. H. Belo Corporation Series A and Series B Common Stock) in accordance with trust agreements.

The ten investment fund options at December 31, 1997, were:

     1. A. H. Belo Corporation Series A Common Stock - invested in A. H. Belo Corporation Series A Common Stock. Purchases of such stock are made by
          U. S. Trust either on the open market or directly from A. H. Belo Corporation.

     2. A. H. Belo Corporation Series B Common Stock - shares of A. H. Belo Corporation Series B Common Stock are issued directly by the Employer and are not available on the open market. Series B Common Stock is identical to Series A, except that shareholders are entitled to 10 votes per share. The Benefits Administrative Committee votes all Series A and Series B shares for which the trustee receives no response from the individual participants.

     3. Fidelity Magellan Fund - a mutual fund that invests primarily in equity securities.

     4. Fidelity Puritan Fund - a mutual fund that invests in a diversified portfolio of common stocks, preferred stocks and bonds.

     5. Fidelity Retirement Government Money Market Portfolio - a mutual fund that invests in obligations issued or guaranteed for principal and interest by the U.S. government and its agencies and instrumentalities and in repurchase agreements secured by these obligations.

     6. Fidelity Growth and Income Portfolio - a mutual fund that invests primarily in common stocks and bonds of companies that offer potential long-term capital growth and current income.

     7. Fidelity Overseas Fund - a mutual fund that invests primarily in securities of issuers whose principal activities are outside of the United States.

     8. Fidelity Intermediate Bond Fund - a mutual fund that invests primarily in investment-grade, fixed income obligations with intermediate maturities.

     9. Spartan U.S. Equity Index Fund - a mutual fund that invests primarily in stocks of medium-to-large companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

     10. PBHG Growth Fund - a mutual fund that invests primarily in common stocks of small and medium sized companies believed to have strong earnings potential and significant capital appreciation.


     Contributions

     Participant and Employer contributions are recorded as receivables in the period in which payroll deductions are made for participant contributions.

     Investment income

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3.   Investments

     Plan investments consisted of the following as of December 31, 1997:

                                                               Shares          Cost          Fair value
                                                               ------          ----          ----------
 *A. H. Belo Corporation Series A Common Stock                 670,085     $ 18,451,522     $ 37,608,533
 *A. H. Belo Corporation Series B Common Stock                 178,996        7,137,247       10,046,159
 *Fidelity Magellan Fund                                       310,996       24,235,615       29,628,609
 *Fidelity Puritan Fund                                        668,001       11,178,896       12,945,861
   Fidelity Retirement Government
    Money Market Portfolio                                   5,307,634        5,307,634        5,307,634
 *Fidelity Growth and Income Portfolio                         411,197       11,909,542       15,666,597
   Fidelity Overseas Fund                                       75,259        2,385,418        2,448,929
   Fidelity Intermediate Bond Fund                              98,848          997,518        1,005,283
   Spartan U.S. Equity Index Fund                               72,121        2,265,685        2,522,804
   PBHG Growth Fund                                            138,638        3,467,341        3,520,011
                                                                           ------------     ------------
 Total investments                                                         $ 87,336,418     $120,700,420
                                                                           ============     ============

*Exceeds 5% of net assets available for plan benefits


Plan investments consisted of the following as of December 31, 1996:

                                                               Shares         Cost          Fair value
                                                               ------         ----          ----------
*A. H. Belo Corporation Series A Common Stock                  645,180     $16,589,668     $22,500,646
  A. H. Belo Corporation Series B Common Stock                  86,660       3,262,245       3,022,258
*Fidelity Magellan Fund                                        287,168      21,083,065      23,160,138
*Fidelity Puritan Fund                                         558,096       8,896,574       9,621,574
*Fidelity Retirement Government
   Money Market Portfolio                                    4,170,606       4,170,606       4,170,606
*Fidelity Growth and Income Portfolio                          301,078       7,686,840       9,252,119
  Fidelity Overseas Fund                                        46,639       1,377,360       1,438,354
  Fidelity Intermediate Bond Fund                               57,492         582,545         579,516
                                                                           -----------     -----------
   Total investments                                                       $63,648,903     $73,745,211
                                                                           ===========     ===========

 *Exceeds 5% of net assets available for plan benefits

4.   Reconciliation of financial statements to the Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

                                                       1997               1996
                                                  -------------      -------------
Net assets available for plan benefits -
     financial statements                         $ 126,843,500      $  78,904,173
Amounts allocated to withdrawing participants          (144,644)          (734,608)
                                                  -------------      -------------
Net assets available for benefits - Form 5500     $ 126,698,856      $  78,169,565
                                                  =============      =============

     The following is a reconciliation of participant distributions per the financial statements to the Form 5500 for the year ended December 31:

                                                                1997
                                                            -----------
Participant distributions - financial statements            $ 6,162,677
Add: Amounts allocated to withdrawing participants at
     end of year                                                144,644
Less: Amounts allocated to withdrawing participants at
      beginning of year                                        (734,608)
                                                            -----------
Participant distributions - Form 5500                       $ 5,572,713
                                                            ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

5.   Net assets available for plan benefits

     Net assets available for plan benefits as of December 31, 1997 were as follows:

                                    Non-Participant Directed                    Participant Directed
                                 -----------------------------     ----------------------------------------------

                                   A.H. Belo       A.H. Belo        A.H. Belo
                                  Corporation     Corporation      Corporation
                                    Series A        Series B         Series A        Fidelity          Fidelity
                                     Common          Common           Common         Magellan           Puritan
                                     Stock           Stock            Stock            Fund               Fund
                                 ------------     ------------     ------------     ------------     ------------
Assets:

Investments, at fair value       $ 21,373,588     $ 10,046,159     $ 16,234,945     $ 29,628,609     $ 12,945,861
Participant loans
     receivable                            --               --               --               --               --
Participant contributions
     receivable                            --               --          133,457          218,908          109,748

Employer contributions
     receivable                            --          295,161               --               --               --
                                 ------------     ------------     ------------     ------------     ------------

Net assets available for
     plan benefits               $ 21,373,588     $ 10,341,320     $ 16,368,402     $ 29,847,517     $ 13,055,609
                                 ============     ============     ============     ============     ============


                                                                       Participant Directed
                                 -------------------------------------------------------------------------------------------------
                                   Fidelity
                                  Retirement                                                            Spartan
                                  Government        Fidelity                          Fidelity            U.S.
                                     Money         Growth and        Fidelity       Intermediate         Equity          PBHG
                                     Market         Income           Overseas           Bond             Index          Growth
                                   Portfolio       Portfolio           Fund             Fund              Fund           Fund
                                 ------------     ------------     ------------     ------------     ------------     ------------
Assets:

Investments, at fair value       $  5,307,634     $ 15,666,597     $  2,448,929     $  1,005,283     $  2,522,804     $  3,520,011
Participant loans
     receivable                            --               --               --               --               --               --
Participant contributions
     receivable                        60,851          142,522           34,825           12,896           29,531           55,343

Employer contributions
     receivable                            --               --               --               --               --               --
                                 ------------     ------------     ------------     ------------     ------------     ------------

Net assets available for
     plan benefits               $  5,368,485     $ 15,809,119     $  2,483,754     $  1,018,179     $  2,552,335     $  3,575,354
                                 ============     ============     ============     ============     ============     ============


                                      Participant Directed
                                  ----------------------------
                                  Participant
                                     Loans            Total
                                  -----------     ------------
Assets:

Investments, at fair value       $         --     $120,700,420
Participant loans
     receivable                     5,049,838        5,049,838
Participant contributions
     receivable                            --          798,081

Employer contributions
     receivable                            --          295,161
                                 ------------     ------------

Net assets available for
     plan benefits               $  5,049,838     $126,843,500
                                 ============     ============

     Net assets available for plan benefits as of December 31, 1996 were as follows:

                                 Non-Participant Directed                        Participant Directed
                              ----------------------------     -----------------------------------------------------------
                                                                                                                Fidelity
                               A.H. Belo        A.H. Belo       A.H Belo                                       Retirement
                              Corporation      Corporation     Corporation                                     Government
                               Series A         Series B        Series A        Fidelity         Fidelity         Money
                                Common           Common          Common         Magellan         Puritan          Market
                                 Stock            Stock           Stock           Fund            Fund           Portfolio
                              -----------      -----------     -----------     -----------     -----------     -----------
Assets:

Investments, at fair value     $13,826,407     $ 3,022,258     $ 8,674,239     $23,160,138     $ 9,621,574     $ 4,170,606
Participant loans
     receivable                         --              --              --              --              --              --
Participant contributions
     receivable                         --              --         128,925         242,755         118,936          82,738
Employer contributions
     receivable                         --         266,953              --             291             608           1,444
                               -----------     -----------     -----------     -----------     -----------     -----------

          Total assets          13,826,407       3,289,211       8,803,164      23,403,184       9,741,118       4,254,788

Liabilities:

Distributions payable                   --              --              --           1,862              --              --
                               -----------     -----------     -----------     -----------     -----------     -----------


Net assets available for
     plan benefits             $13,826,407     $ 3,289,211     $ 8,803,164     $23,401,322     $ 9,741,118     $ 4,254,788
                               ===========     ===========     ===========     ===========     ===========     ===========


                                                           Participant Directed
                               ---------------------------------------------------------------------------
                                Fidelity                         Fidelity
                               Growth and       Fidelity       Intermediate
                                 Income         Overseas           Bond         Participant
                                Portfolio         Fund             Fund            Loans          Total
                               -----------     -----------     -----------     -----------     -----------
Assets:

Investments, at fair value     $ 9,252,119     $ 1,438,354     $   579,516     $        --     $73,745,211
Participant loans
     receivable                         --              --              --       4,152,696       4,152,696
Participant contributions
     receivable                    123,878          30,639          10,360              --         738,231
Employer contributions
     receivable                        439             107              55              --         269,897
                               -----------     -----------     -----------     -----------     -----------

          Total assets           9,376,436       1,469,100         589,931       4,152,696      78,906,035

Liabilities:

Distributions payable                   --              --              --              --           1,862
                               -----------     -----------     -----------     -----------     -----------


Net assets available for
     plan benefits             $ 9,376,436     $ 1,469,100     $   589,931     $ 4,152,696     $78,904,173
                               ===========     ===========     ===========     ===========     ===========

6.   Changes in net assets available for plan benefits

     Changes in net assets available for plan benefits as of December 31, 1997 were as follows:

                                       Non-Participant Directed                            Participant Directed
                                    --------------------------------      ---------------------------------------------------
                                      A.H. Belo         A.H. Belo          A.H. Belo
                                     Corporation       Corporation        Corporation
                                       Series A          Series B           Series A           Fidelity             Fidelity
                                        Common            Common             Common            Magellan             Puritan
                                         Stock             Stock              Stock              Fund                Fund
                                    -------------      -------------      -------------      -------------      -------------
Participant contributions           $          --      $          --      $   2,301,091      $   4,705,135      $   2,201,976

Employer contributions                         --          4,185,521                 --              5,742             10,112

Participant loan repayment                     --              2,252            305,922            657,286            267,041

Investment income:
     Net appreciation
         in fair value of
         investments                    8,274,453          3,208,760          5,817,756          4,165,423          1,258,915
     Interest and dividends               172,073              6,580            223,254          2,009,535          1,064,430
                                    -------------      -------------      -------------      -------------      -------------


          Total investment
                income                  8,446,526          3,215,340          6,041,010          6,174,958          2,323,345

Participant loan withdrawals                   --                 --                 --         (1,405,340)          (500,149)

Participant distributions                (880,494)          (356,805)          (758,750)        (1,616,108)          (618,536)

Transfer of assets from
     merged plan                               --             46,088            278,859            396,629            134,390

Net transfers                             (18,851)           (40,287)          (602,894)        (2,472,107)          (503,688)
                                    -------------      -------------      -------------      -------------      -------------


Increase in net assets
     available for plan benefit         7,547,181          7,052,109          7,565,238          6,446,195          3,314,491

Net assets available for plan
     benefits at beginning of
     year                              13,826,407          3,289,211          8,803,164         23,401,322          9,741,118
                                    -------------      -------------      -------------      -------------      -------------


Net assets available for plan
     benefits at end of year        $  21,373,588      $  10,341,320      $  16,368,402      $  29,847,517      $  13,055,609
                                    =============      =============      =============      =============      =============


                                                                      Participant Directed
                                    -----------------------------------------------------------------------------------------
                                       Fidelity
                                      Retirement                                                                   Spartan
                                      Government         Fidelity                               Fidelity             U.S.
                                        Money           Growth and         Fidelity           Intermediate         Equity
                                        Market            Income           Overseas               Bond              Index
                                      Portfolio          Portfolio            Fund                Fund              Fund
                                    -------------      -------------      -------------      -------------      -------------
Participant contributions           $   1,158,517      $   3,482,052      $     981,786      $     377,677      $   1,262,214

Employer contributions                      8,433              9,687              2,547              2,752              2,150

Participant loan repayment                197,634            264,743             78,055             16,857             40,770

Investment income:
     Net appreciation
         in fair value of
         investments                           --          2,624,789             47,413              9,876            265,658
     Interest and dividends               283,121            724,351            132,525             49,322             42,445
                                    -------------      -------------      -------------      -------------      -------------


          Total investment
                income                    283,121          3,349,140            179,938             59,198            308,103

Participant loan withdrawals             (136,437)          (460,844)          (121,940)           (24,342)           (37,351)

Participant distributions                (711,716)          (942,183)          (144,780)           (65,076)            (4,735)

Transfer of assets from
     merged plan                           21,775             98,255              4,596              2,077                 --

Net transfers                             292,370            631,833             34,452             59,105            981,184
                                    -------------      -------------      -------------      -------------      -------------


Increase in net assets
     available for plan benefit         1,113,697          6,432,683          1,014,654            428,248          2,552,335

Net assets available for plan
     benefits at beginning of
     year                               4,254,788          9,376,436          1,469,100            589,931                 --
                                    -------------      -------------      -------------      -------------      -------------


Net assets available for plan
     benefits at end of year        $   5,368,485      $  15,809,119      $   2,483,754      $   1,018,179      $   2,552,335
                                    =============      =============      =============      =============      =============


                                                   Participant Directed
                                    ---------------------------------------------------
                                         PBHG
                                        Growth          Participant
                                         Fund             Loans                Total
                                    -------------      -------------      -------------
Participant contributions           $   1,963,188      $          --      $  18,433,636

Employer contributions                      4,268                 --          4,231,212

Participant loan repayment                 88,832         (1,919,392)                --

Investment income:
     Net appreciation
         in fair value of
         investments                       58,399                 --         25,731,442
     Interest and dividends                12,396                 --          4,720,032
                                    -------------      -------------      -------------


          Total investment
                income                     70,795                 --         30,451,474

Participant loan withdrawals             (130,131)         2,816,534                 --

Participant distributions                 (63,494)                --         (6,162,677)

Transfer of assets from
     merged plan                            3,013                 --            985,682

Net transfers                           1,638,883                 --                 --
                                    -------------      -------------      -------------


Increase in net assets
     available for plan benefit         3,575,354            897,142         47,939,327

Net assets available for plan
     benefits at beginning of
     year                                      --          4,152,696         78,904,173
                                    -------------      -------------      -------------


Net assets available for plan
     benefits at end of year        $   3,575,354      $   5,049,838      $ 126,843,500
                                    =============      =============      =============

     Changes in net assets available for plan benefits as of December 31, 1996 were as follows:

                                        Non-Participant Directed                       Participant Directed
                                     ------------------------------      ------------------------------------------------
                                      A.H. Belo         A.H. Belo         A.H. Belo
                                     Corporation       Corporation       Corporation
                                      Series A          Series B          Series A           Fidelity          Fidelity
                                       Common            Common            Common            Magellan          Puritan
                                        Stock             Stock             Stock              Fund              Fund
                                     ------------      ------------      ------------      ------------      ------------
Participant contributions            $         --      $         --      $  1,667,260      $  4,315,503      $  1,727,396

Employer contributions                         --         3,584,686                --             5,156             7,067

Participant loan repayment                     --               810           195,763           608,081           223,191

Investment income:
     Net appreciation
         (depreciation) in fair
         value of  investments            283,388          (240,811)         (305,138)         (970,269)          155,659
     Interest and dividends               164,802               139           148,913         3,488,120         1,073,262
                                     ------------      ------------      ------------      ------------      ------------

          Total investment
                income                    448,190          (240,672)         (156,225)        2,517,851         1,228,921

Participant loan withdrawals                   --                --                --        (1,551,952)         (517,762)

Participant distributions                (605,846)          (44,556)         (541,252)         (929,381)         (287,676)

Transfer of assets from
     merged Plan                               --               505             5,323            15,016             3,637

Net transfers                             207,203           (11,562)         (167,835)       (2,156,012)           30,837
                                     ------------      ------------      ------------      ------------      ------------

Increase in net assets
     available for plan benefits           49,547         3,289,211         1,003,034         2,824,262         2,415,611

Net assets available for plan
     benefits at beginning of
     year                              13,776,860                --         7,800,130        20,577,060         7,325,507
                                     ------------      ------------      ------------      ------------      ------------

Net assets available for plan
     benefits at end of year         $ 13,826,407      $  3,289,211      $  8,803,164      $ 23,401,322      $  9,741,118
                                     ============      ============      ============      ============      ============


                                                                     Participant Directed
                                   --------------------------------------------------------------------------------------
                                        Fidelity
                                       Retirement
                                       Government        Fidelity                            Fidelity
                                         Money          Growth and         Fidelity         Intermediate
                                         Market           Income           Overseas            Bond          Participant
                                       Portfolio         Portfolio           Fund              Fund             Loans
                                     ------------      ------------      ------------      ------------      ------------
Participant contributions            $  1,070,497      $  1,753,618      $    445,888      $    166,086      $         --

Employer contributions                      7,879             9,293             2,368             1,430                --

Participant loan repayment                123,107           144,717            76,782             5,009        (1,377,460)

Investment income:
     Net appreciation
         (depreciation) in fair
         value of  investments                 --           906,159            55,748           (10,769)               --
     Interest and dividends               209,862           440,237            93,720            29,596                --
                                     ------------      ------------      ------------      ------------      ------------

          Total investment
                income                    209,862         1,346,396           149,468            18,827                --

Participant loan withdrawals             (515,211)         (353,295)         (109,487)          (21,216)        3,068,923

Participant distributions                (256,319)         (495,980)          (99,864)           (3,903)         (175,700)

Transfer of assets from
     merged Plan                               --                --                --                --             9,825

Net transfers                             207,768         1,586,591           181,192           121,818                --
                                     ------------      ------------      ------------      ------------      ------------

Increase in net assets
     available for plan benefits          847,583         3,991,340           646,347           288,051         1,525,588

Net assets available for plan
     benefits at beginning of
     year                               3,407,205         5,385,096           822,753           301,880         2,627,108
                                     ------------      ------------      ------------      ------------      ------------

Net assets available for plan
     benefits at end of year         $  4,254,788      $  9,376,436      $  1,469,100      $    589,931      $  4,152,696
                                     ============      ============      ============      ============      ============


                                     Participant
                                       Directed
                                     ------------
                                         Total
                                     ------------
Participant contributions            $ 11,146,248

Employer contributions                  3,617,879

Participant loan repayment                     --

Investment income:
     Net appreciation
         (depreciation) in fair
         value of  investments           (126,033)
     Interest and dividends             5,648,651
                                     ------------

          Total investment
                income                  5,522,618

Participant loan withdrawals                   --

Participant distributions              (3,440,477)

Transfer of assets from
     merged Plan                           34,306

Net transfers                                  --
                                     ------------

Increase in net assets
     available for plan benefits       16,880,574

Net assets available for plan
     benefits at beginning of
     year                              62,023,599
                                     ------------

Net assets available for plan
     benefits at end of year         $ 78,904,173
                                     ============

7.     Year 2000 Issue (unaudited)

       Management of the Employer has initiated an enterprise-wide evaluation to assess the ability of the Employer's computer systems and applications to properly execute transactions in the Year 2000. The Employer believes its Year 2000 issues will be mitigated by the implementation of previously planned system replacements, which are expected to be completed in the near term. While the Employer expects its Year 2000 projects to be completed on a timely basis, there can be no assurance that systems of third-party service providers which the Employer may rely upon will be timely converted, the impact of which cannot be determined at this time.


8.     Subsequent Event

       On June 5, 1998, the Company effected a two-for-one stock split in the form of a dividend. As a result, all shares of A.H. Belo Corporation Series A and Series B Common Stock doubled, while the per share price was reduced by one-half. The fair value of individual participant accounts was uneffected by this event.

                             SUPPLEMENTAL SCHEDULES

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          Year ended December 31, 1997

     (b) Identity of                                                                            (e) Current
(a)      party involved               (c) Description of Investment               (d) Cost          Value
         --------------                   -------------------------                   ----          -----
 *    A. H. Belo Corporation          Series A Common Stock                      $ 18,451,522   $ 37,608,533

 *    A. H. Belo Corporation          Series B Common Stock                         7,137,247     10,046,159

 *    Fidelity Investments            Fidelity Magellan Fund                       24,235,615     29,628,609

 *    Fidelity Investments            Fidelity Puritan Fund                        11,178,896     12,945,861

 *    Fidelity Investments            Fidelity Retirement Government
                                      Money Market Portfolio                        5,307,634      5,307,634

 *    Fidelity Investments            Fidelity Growth and
                                      Income Portfolio                             11,909,542     15,666,597

 *    Fidelity Investments            Fidelity Overseas Fund                        2,385,418      2,448,929

 *    Fidelity Investments            Fidelity Intermediate Bond Fund                 997,518      1,005,283

 *    Fidelity Investments            Spartan U.S. Equity Index Fund                2,265,685      2,522,804

      Pilgrim Baxter & Assoc., Ltd.   PBHG Growth Fund                              3,467,341      3,520,011
                                                                                 ------------   ------------

                                      Subtotal                                     87,336,418    120,700,420

 *    Participant Loans               Loans with interest rates ranging from
                                         6% to 9%, maturing over various
                                         periods of up to 5 years                          --      5,049,838
                                                                                 ------------   ------------

                                      Total assets held for investment purposes  $ 87,336,418   $125,750,258
                                                                                 ============   ============


*Party-in-interest

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1997


The following represent category (iii) series of transactions which, in the aggregate, exceed 5% of the current value of plan assets as of December 31, 1996:

                                                                                                 (h) Current Value of
(a) Identity of                                              (c) Purchase (d) Selling                asset on         (i) Net Gain
    party involved             (b) Description of Investment     Price        Price   (g) Cost       Transaction Date     or (loss)
    --------------                 -------------------------     -----        -----       ----       ----------------     ---------
*A. H. Belo Corporation          Series A Common Stock       $ 3,662,925  $ 2,647,247  $ 1,801,071  $ 6,310,172       $   846,176

*A. H. Belo Corporation          Series B Common Stock       $ 4,261,042  $   445,902  $   386,041  $ 4,706,944       $    59,861

*Fidelity Investments            Fidelity Magellan Fund      $ 8,337,396  $ 6,034,348  $ 5,184,847  $14,371,744       $   849,501

*Fidelity Investments            Fidelity Puritan Fund       $ 3,894,808  $ 1,829,436  $ 1,612,487  $ 5,724,244       $   216,949

*Fidelity Investments            Fidelity Retirement Gov't.
                                   Money Market Portfolio    $ 4,355,319  $ 3,218,290  $ 3,218,290  $ 7,573,609       $        --

*Fidelity Investments            Fidelity Growth and
                                   Income Portfolio          $ 6,576,834  $ 2,787,145  $ 2,354,132  $ 9,363,979       $   433,013

 Pilgrim Baxter & Assoc., Ltd.   PBHG Growth Fund            $ 4,206,012  $   744,401  $   750,131  $ 4,950,413       $     5,730


There were no category (i), (ii), and (iv) reportable transactions during the year ended December 31, 1997.


Columns (e) and (f) are not applicable.


*Party-in-interest

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                  LINE 27f- SCHEDULE OF NONEXEMPT TRANSACTIONS

                          Year ended December 31, 1997


(a) Identity of         (b) Relationship to
    party involved          Plan and Employer       (c) Description of Transaction                      (i) Amount
    --------------          -----------------           --------------------------                          ------
*A.H. Belo Corporation     Plan Sponsor              Participant contributions for the pay period
                                                     ended and remitted to the Plan as follows,
                                                     respectively:

                                                     Pay Period                 Payment Date
                                                     ----------                 ------------
                                                     January 31, 1997           March 7, 1997            $ 952,337
                                                     June 30, 1997              August 7, 1997           $  65,903


*A.H. Belo Corporation     Plan Sponsor              Loan repayments deducted from participant
                                                     compensation for the pay period ended January
                                                     31, 1997, not remitted to the Plan until
                                                     March 7, 1997.                                      $ 110,369


(g) Note: Restoration of lost earnings in the amount of $32,747 was contributed by the Plan sponsor

Columns (d), (e), (f), (h), and (j) are not applicable.


 *Party-in-interest

EXHIBITS


Exhibit 23        Consent of Ernst & Young LLP


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        A. H. BELO CORPORATION
                                        EMPLOYEE SAVINGS AND INVESTMENT PLAN

Date:  June 29, 1998                    /s/Jeff Lamb
                                        ---------------------------------
                                        Jeff Lamb
                                        Vice President/Administration

                                  EXHIBIT INDEX

EXHIBIT                                                                   SEQ.
NUMBER                    DESCRIPTION                                   PAGE NO.
-------                   -----------                                   --------
23                        Consent of Ernst & Young LLP                   ______